UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 20, 2018

Commission File Number: 001-34841

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-221118, 333-220341, 333-203192, 333-172711, and 333-190472) and Form F-3 (File Nos. 333-209942 and 333-176435) of NXP Semiconductors N.V. (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

AMENDMENT NO. 1 TO PURCHASE AGREEMENT

On February 20, 2018, the Company, a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands, and Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated (“Parent”), entered into Amendment No. 1 (the “Amendment”) to the Purchase Agreement, dated as of October 27, 2016 (the “Purchase Agreement”), between the Company and Buyer.

Pursuant to the terms of the Purchase Agreement, Buyer commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding common shares, par value €0.20 per share, of the Company (the “Company Shares”). Under the terms of the Amendment, the Offer Consideration (as defined in the Purchase Agreement) was increased from $110.00 per Company Share, net to the seller in cash, without interest, but subject to any applicable withholding taxes, to $127.50 per Company Share, net to the seller in cash, without interest, but subject to any applicable withholding taxes. In addition, the Company and Buyer agreed to reduce the Minimum Condition (as defined in the Purchase Agreement) to 70% of the outstanding Company Shares as of the expiration of the Offer. Buyer has also agreed that it will not rescind or otherwise reduce any of the commitments that, as of the date of the Amendment, it has accepted or proposed to a governmental authority in connection with obtaining approvals under the HSR Act, EU Merger Regulation and the Other Required Antitrust Approvals (each as defined in the Purchase Agreement).

Other than as expressly modified pursuant to the Amendment, the Purchase Agreement, which was filed as Exhibit 2 to the Form 6-K that was filed with the Securities and Exchange Commission by the Company on October 27, 2016, remains in full force and effect as originally executed on October 27, 2016. The foregoing description of the Amendment does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

List of Exhibits:

Exhibit 1	Amendment No. 1, dated February 20, 2018 to Purchase Agreement, dated October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any common shares of NXP Semiconductors N.V. (“NXP”) or any other securities. Qualcomm River Holdings B.V. (“Buyer”), an indirect, wholly owned subsidiary of QUALCOMM Incorporated (“Qualcomm”), has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and NXP has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The offer to purchase common shares of NXP is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO, in each case as amended from time to time. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF NXP ARE URGED TO READ THESE DOCUMENTS, AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS

SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, free copies of these documents may be obtained by contacting Innisfree M&A Incorporated, the information agent for the tender offer, toll free at (888) 750-5834 (for shareholders) or collect at (212) 750-5833 (for banks and brokers).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

ANY STATEMENTS CONTAINED IN THIS DOCUMENT THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WORDS SUCH AS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “FORECAST”, “INTEND”, “MAY”, “PLAN”, “PROJECT”, “PREDICT”, “SHOULD” AND “WILL” AND SIMILAR EXPRESSIONS AS THEY RELATE TO QUALCOMM, BUYER OR NXP ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES CONCERNING THE PARTIES’ ABILITY TO COMPLETE THE TENDER OFFER AND CLOSE THE PROPOSED TRANSACTION, THE EXPECTED CLOSING DATE OF THE TRANSACTION, THE FINANCING OF THE TRANSACTION, THE ANTICIPATED BENEFITS AND SYNERGIES OF THE TRANSACTION, ANTICIPATED FUTURE COMBINED BUSINESSES, OPERATIONS, PRODUCTS AND SERVICES, AND LIQUIDITY, DEBT REPAYMENT AND CAPITAL RETURN EXPECTATIONS. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THIS DOCUMENT DUE TO A NUMBER OF IMPORTANT FACTORS. THESE FACTORS INCLUDE, AMONG OTHERS, THE OUTCOME OF REGULATORY REVIEWS OF THE PROPOSED TRANSACTION; THE ABILITY OF THE PARTIES TO COMPLETE THE TRANSACTION; THE ABILITY OF QUALCOMM TO SUCCESSFULLY INTEGRATE NXP’S BUSINESSES, OPERATIONS (INCLUDING MANUFACTURING AND SUPPLY OPERATIONS), SALES AND DISTRIBUTION CHANNELS, BUSINESS AND FINANCIAL SYSTEMS AND INFRASTRUCTURES, RESEARCH AND DEVELOPMENT, TECHNOLOGIES, PRODUCTS, SERVICES AND EMPLOYEES; THE ABILITY OF THE PARTIES TO RETAIN THEIR CUSTOMERS AND SUPPLIERS; THE ABILITY OF THE PARTIES TO MINIMIZE THE DIVERSION OF THEIR MANAGEMENTS’ ATTENTION FROM ONGOING BUSINESS MATTERS; QUALCOMM’S ABILITY TO MANAGE THE INCREASED SCALE, COMPLEXITY AND GLOBALIZATION OF ITS BUSINESS, OPERATIONS AND EMPLOYEE BASE POST-CLOSING; AND OTHER RISKS DETAILED IN QUALCOMM’S AND NXP’S FILINGS WITH THE SEC, INCLUDING THOSE DISCUSSED IN QUALCOMM’S MOST RECENT ANNUAL REPORT ON FORM 10-K AND IN ANY SUBSEQUENT PERIODIC REPORTS ON FORM 10-Q AND FORM 8-K AND NXP’S MOST RECENT ANNUAL REPORT ON FORM 20-F AND IN ANY SUBSEQUENT REPORTS ON FORM 6-K, EACH OF WHICH IS ON FILE WITH THE SEC AND AVAILABLE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. SEC FILINGS FOR QUALCOMM ARE ALSO AVAILABLE IN THE INVESTOR RELATIONS SECTION OF QUALCOMM’S WEBSITE AT WWW.QUALCOMM.COM, AND SEC FILINGS FOR NXP ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION OF NXP’S WEBSITE AT WWW.NXP.COM. QUALCOMM IS NOT OBLIGATED TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS DOCUMENT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.

FOR FURTHER INFORMATION, PLEASE CONTACT:
INVESTORS	MEDIA
JEFF PALMER	JACEY ZUNIGA
JEFF.PALMER@NXP.COM	JACEY.ZUNIGA@NXP.COM
+1 408 518 5411	+512 895 7398

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXP Semiconductors N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs
Title: SVP and Chief Corporate Counsel

Date: February 20, 2018